Exhibit 4.17
DESCRIPTION OF REGISTRANT’S SECURITIES
As of the date of the Annual Report on Form 10-K of which this Exhibit is a part, Synchrony Financial, a Delaware corporation, had two classes of securities registered pursuant to Section 12 of the Securities Exchange Act of 1934, as amended: Common Stock, par value $0.001 per share (the “common stock”) and depositary shares, each representing a 1/40th interest in a share of 5.625% Fixed Rate Non-Cumulative Perpetual Preferred Stock, Series A (the “depositary shares”). The following summary provides a brief description of our common stock and depositary shares, as well as certain additional information.
This description does not purport to be complete and is qualified in its entirety by reference to the full text of our amended and restated certificate of incorporation (our “certificate of incorporation”), amended and restated bylaws (our “bylaws”) and deposit agreement (as defined below). You should read the full text of our certificate of incorporation, bylaws and deposit agreement, as well as the applicable provisions of the General Corporation Law of the State of Delaware (the “DGCL”).
References in this exhibit to “we,” “us” and “our” refer to SYNCHRONY FINANCIAL and not to any of its subsidiaries.
General
Under our certificate of incorporation, we have authority to issue (i) 4,000,000,000 shares of common stock, par value $0.001 per share, and (ii) 300,000,000 shares of preferred stock, par value $0.001 per share.
Description of Common Stock
Voting Rights
Holders of common stock are entitled to one vote per share with respect to each matter presented to our stockholders on which the holders of common stock are entitled to vote. Holders of common stock do not have cumulative voting rights in the election of directors.
Dividend Rights
Subject to the prior rights of holders of preferred stock, if any, holders of common stock are entitled to receive, on a pro rata basis, such dividends and distributions, if any, as may be lawfully declared from time to time by our board of directors. Declaration and payment of dividends are subject to the discretion of our board of directors.
Other Rights
Upon any liquidation, dissolution or winding up of us, whether voluntary or involuntary, holders of common stock will be entitled to receive such assets as are available for distribution to stockholders after there shall have been paid or set apart for payment of the full amounts necessary to satisfy any preferential or participating rights to which the holders of any outstanding series of preferred stock are entitled by the express terms of such series.
Preferred Stock
Our board of directors has the authority, without stockholder approval, to issue preferred stock in one or more series and to fix the preferences, limitations and rights of the shares of each series, including:

•	the designation of the series;
•	the number of shares constituting the series;
•	dividend rights;
•	conversion or exchange rights; and
•	the terms of redemption and liquidation preferences.

Exhibit 4.17
Anti-Takeover Effects of Provisions of the DGCL, Federal Reserve Board Regulations and Our Certificate of Incorporation and Bylaws
The DGCL, Federal Reserve Board regulations and our certificate of incorporation and bylaws contain provisions that may delay, deter, prevent or render more difficult a takeover attempt that our stockholders might consider to be in their best interests. Even in the absence of a takeover attempt, these provisions may also adversely affect the prevailing market price for our common stock if they are viewed as limiting the liquidity of our common stock or discouraging takeover attempts in the future.
Federal Reserve Board Requirements
Under Federal Reserve Board regulations, takeover attempts, business combinations and certain acquisitions of our common stock may require the prior approval of or notice to the Federal Reserve Board. If an entity seeks to acquire, either acting alone or in concert with others, 25% or more of any class of our voting stock, acquire control of the election or appointment of a majority of the directors on our board of directors, or exercise a controlling influence over our management or policies, it would be required to obtain the prior approval of the Federal Reserve Board. An existing bank holding company generally would need to obtain the Federal Reserve Board’s approval before acquiring 5% or more of any class of our voting stock. In addition, under other Federal Reserve Board regulations, if any individual or entity seeks to acquire, either acting alone or in concert with others, 25% or more of any class of our voting stock, the individual or entity generally is required to provide 60 days’ prior notice to the Federal Reserve Board. An individual or entity is presumed to control us, and therefore generally required to provide 60 days’ prior notice to the Federal Reserve Board, if the individual or entity acquires 10% or more of any class of our voting stock, although the individual or entity may seek to rebut the presumption of control based on the facts.
Authorized but Unissued Common and Preferred Stock
The existence of authorized and unissued common and preferred stock may enable our board of directors to issue shares to persons friendly to current management, which could render more difficult or discourage an attempt to obtain control of us by means of a merger, tender offer, proxy contest or otherwise, and could thereby protect the continuity of our management and possibly deprive stockholders of opportunities to sell common stock they own at prices higher than prevailing market prices.
Stockholder Action
Our certificate of incorporation provides that any action required or permitted to be taken by our stockholders must be effected at a duly called annual or special meeting of such holders and may not be effected by any consent in writing by such holders; provided, however, that any action required or permitted to be taken by the holders of any series of preferred stock, voting separately as a series or separately as a class with one or more other such series, may be taken without a meeting, without prior notice and without a vote, to the extent expressly so provided by the applicable preferred stock designation.
Our certificate of incorporation also provides that, except as required by law and subject to the rights of any holders of preferred stock, special meetings of our stockholders for any purpose or purposes may be called only (i) by or at the direction of our board of directors, any committee of our board of directors, our Chairman of the board of directors or our Chief Executive Officer or (ii) by our corporate secretary upon the written request of holders of a majority of our issued and outstanding common stock. No business other than that stated in the notice will be transacted at any special meeting. These provisions may have the effect of delaying consideration of a stockholder proposal until the next annual meeting.
Advance Notice Requirements for Nominations of Directors or Other Stockholder Proposals; Proxy Access
Our bylaws require stockholders seeking to nominate persons for election as directors at an annual or special meeting of stockholders, or to bring other business before an annual or special meeting (other than a matter brought under Rule 14a-8 under the Exchange Act), to provide timely notice in writing. To be timely, a stockholder’s notice generally must be delivered to our corporate secretary, in the case of an annual meeting, not later than the close of business on the 90th day, nor earlier than the close of business on the 120th day, prior to the anniversary date of the immediately preceding annual meeting of stockholders. However, if the annual meeting is called for a date that is more than 30 days before or more than 70 days after that anniversary date, or in the case of a special meeting, to be timely, a stockholder’s notice must be received by our corporate secretary not earlier than the close of business on the 120th day prior to such meeting and not later than the close of business on the later of the 90th day prior to such meeting or the tenth day following the day on which public announcement is first made by us of the date of such meeting.

Exhibit 4.17
A stockholder’s notice to our corporate secretary must be in proper written form and must set forth information related to the stockholder giving the notice and the beneficial owner (if any) on whose behalf the nomination is made, including:

•	the name and record address of the stockholder and the beneficial owner;

•	information as to the ownership by the stockholder and the beneficial owner of our capital stock, derivative instruments, short positions and related information;

•	a representation that the stockholder is a holder of record of our stock entitled to vote at that meeting and that the stockholder intends to appear in person or by proxy at the meeting to propose such nomination or business; and

•	a representation whether the stockholder or the beneficial owner intends or is part of a group which intends to deliver a proxy statement or form of proxy to holders of at least the percentage of our outstanding capital stock required to elect the nominee, or otherwise to solicit proxies from stockholders in support of such nomination or proposal.
As to each person whom the stockholder proposes to nominate for election as a director, the notice shall include, among other information, the following:

•	all information relating to the person that would be required to be disclosed in a proxy statement or other filings required to be made in connection with solicitations of proxies for election of directors in a contested election contest, or otherwise required, pursuant to the Exchange Act;

•	the person’s written consent to being named in the proxy statement as a nominee and to serving as a director if elected;

•	a written questionnaire with respect to the background and qualification of such person and the background of any other person or entity on whose behalf the nomination is being made;

•	the person’s written representation and agreement that: (i) except as has been disclosed to us, such person is not and will not become a party to any voting commitment or compensation, reimbursement or indemnification arrangement in connection with service as a director and (ii) such person would, if elected as a director, comply with all of our corporate governance, ethics, conflict of interest, confidentiality and stock ownership and trading policies and guidelines applicable generally to our directors; and

•	such other information as required under our bylaws.

As to any other business that the stockholder proposes to bring before the meeting, the notice shall include, among other information, the following:

•	a brief description of the business desired to be brought before the meeting, the text of the proposal or business (including the complete text of any resolutions or bylaw amendment proposed for consideration), the reasons for conducting the business at the meeting and any material interest in such business of such stockholder and beneficial owner on whose behalf the proposal is made; and

•	a description of all agreements, arrangements and understandings between the stockholder and beneficial owner and any other person or persons acting in concert with them in connection with the proposal.

Exhibit 4.17
Our bylaws also have proxy access procedures for stockholders to make nominations of candidates for election for directors at our annual meeting of stockholders.
Delaware Business Combination Statute
Our certificate of incorporation does not exempt us from the application of Section 203 of the DGCL.
Section 203 of the DGCL provides that, subject to exceptions set forth therein, an interested stockholder of a Delaware corporation shall not engage in any business combination, including mergers or consolidations or acquisitions of additional shares of the corporation from the corporation, with the corporation for a three-year period following the time that such stockholder became an interested stockholder unless:

•	prior to such time, the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

•	upon consummation of the transaction which resulted in the stockholder becoming an “interested stockholder,” the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, other than statutorily excluded shares; or

•	at or subsequent to such time, the business combination is approved by the board of directors of the corporation and authorized at an annual or special meeting of stockholders by the affirmative vote of at least 66 2/3% of the outstanding voting stock which is not owned by the interested stockholder.

Except as otherwise set forth in Section 203 of the DGCL, an interested stockholder is defined to include:

•	any person that is the owner of 15% or more of the outstanding voting stock of the corporation, or is an affiliate or associate of the corporation and was the owner of 15% or more of the outstanding voting stock of the corporation at any time within three years immediately prior to the date of determination; and

•	the affiliates and associates of any such person.
Description of Depositary Shares
The following description summarizes specific terms and provisions of the depositary shares relating to our Series A Preferred Stock.
General
Our depositary shares represent proportional fractional interests in shares of our Series A Preferred Stock. Each depositary share represents a 1/40th interest in a share of the Series A Preferred Stock, and are evidenced by depositary receipts (the “depositary shares”). We will deposit the underlying shares of the Series A Preferred Stock with a depositary pursuant to a deposit agreement among us, Computershare Trust Company, N.A., and Computershare Inc. collectively acting as depositary (the “depositary”) and the holders from time to time of the depositary receipts evidencing the depositary shares (the “deposit agreement”). Subject to the terms of the deposit agreement, each holder of a depositary share is entitled, through the depositary, in proportion to the applicable fraction of a share of Series A Preferred Stock represented by such depositary share, to all the rights and preferences of the Series A Preferred Stock represented thereby (including dividend, voting, redemption and liquidation rights). The depositary’s principal executive office is located at 150 Royall Street, Canton, Massachusetts 02021.
Series A Preferred Stock
Shares of the Series A Preferred Stock: (i) ranks senior to our common stock; (ii)  ranks junior to any of our existing and future indebtedness and (iii) at least equally with each other series of preferred stock we may issue if provided for in the certificate of designations relating to such preferred stock or otherwise (except for any senior stock that may be issued with the requisite consent of the holders of the Series A Preferred Stock and all other parity stock, if any), with respect to the payment of dividends and distributions of assets upon liquidation, dissolution or winding up.

Exhibit 4.17
The Series A Preferred Stock will not be convertible into, or exchangeable for, shares of any other class or series of stock or other securities of Synchrony. The Series A Preferred Stock has no stated maturity and will not be subject to any sinking fund or other obligation of Synchrony Financial to redeem or repurchase the Series A Preferred Stock.
Shares of the Series A Preferred Stock, upon issuance against full payment of the purchase price for the depositary shares, will be fully paid and nonassessable. The depositary will be the sole holder of shares of the Series A Preferred Stock. The holders of depositary shares will be required to exercise their proportional rights in the Series A Preferred Stock through the depositary, as described below.
Dividends and Other Distributions

    Each dividend payable on a depositary share will be in an amount equal to 1/40th of the dividend declared and payable on the related share of the Series A Preferred Stock.
    The depositary will distribute any cash dividends or other cash distributions received in respect of the deposited Series A Preferred Stock to the record holders of depositary shares relating to the underlying Series A Preferred Stock in proportion to the number of depositary shares held by the holders. If we make a distribution other than in cash, the depositary will distribute any property received by it to the record holders of depositary shares entitled to those distributions, unless it determines that the distribution cannot be made proportionally among those holders or that it is not feasible to make a distribution. In that event, the depositary may, with our approval, sell the property and distribute the net proceeds from the sale to the holders of the depositary shares.
    Record dates for the payment of dividends and other matters relating to the depositary shares will be the same as the corresponding record dates for the Series A Preferred Stock.
    The amounts distributed to holders of depositary shares will be reduced by any amounts required to be withheld by the depositary or by us on account of taxes or other governmental charges. The depositary may refuse to make any payment or distribution, or any transfer, exchange, or withdrawal of any depositary shares or the shares of the Series A Preferred Stock until such taxes or other governmental charges are paid.
Redemption of Depositary Shares

    If we redeem the Series A Preferred Stock represented by the depositary shares, the depositary shares will be redeemed from the proceeds received by the depositary resulting from the redemption of the Series A Preferred Stock held by the depositary. The redemption price per depositary share is expected to be equal to 1/40th of the redemption price per share payable with respect to the Series A Preferred Stock (or $25 per depositary share), plus any declared and unpaid dividends.
    Whenever we redeem shares of Series A Preferred Stock held by the depositary, the depositary will redeem, as of the same redemption date, the number of depositary shares representing shares of Series A Preferred Stock so redeemed. If fewer than all of the outstanding depositary shares are redeemed, the depositary will select the depositary shares to be redeemed pro rata or by lot or in such other manner determined by us to be fair and equitable. The depositary will send notice of redemption to record holders of the depositary receipts not less than 30 and not more than 60 days prior to the date fixed for redemption of the Series A Preferred Stock and the related depositary shares.

Exhibit 4.17
Restrictions upon the Right to Deposit or Withdrawal of Series A Preferred Stock

    The deposit of the Series A Preferred Stock may be refused, the delivery of receipts against Series A Preferred Stock may be suspended, the registration of transfer of receipts may be refused and the registration of transfer, surrender or exchange of outstanding receipts may be suspended (i) during any period when the register of stockholders of Synchrony Financial is closed or (ii) if any such action is deemed necessary or advisable by the depositary, any of the depositary’s agents or Synchrony Financial at any time or from time to time because of any requirement of law or of any government or governmental body or commission or under any provision of the deposit agreement.
    Upon surrender of a receipt or receipts at the depositary’s office or at such other offices as it may designate for the purpose of effecting a split-up or combination of such receipt or receipts, and subject to the terms and conditions of this deposit agreement, the depositary shall execute a new receipt or receipts in the authorized denomination or denominations requested, evidencing the aggregate number of depositary shares evidenced by the receipt or receipts surrendered, and shall deliver such new receipt or receipts to or upon the order of the holder of the receipt or receipts so surrendered. If the depositary receipts delivered by the holder evidence a number of depositary shares in excess of the number of depositary shares representing the number of whole shares of the Series A Preferred Stock to be withdrawn, the depositary will deliver to the holder at the same time a new depositary receipt evidencing such excess number of depositary shares.
    In no event will fractional shares of Series A Preferred Stock (or any cash payment in lieu thereof) be delivered by the depositary. Delivery of the Series A Preferred Stock and money and other property, if any, being withdrawn may be made by the delivery of such certificates, documents of title and other instruments as the depositary may deem appropriate
Voting the Series A Preferred Stock

    Because each depositary share represents a 1/40th interest in a share of the Series A Preferred Stock, holders of depositary receipts will be entitled to 1/40th of a vote per depositary share under those limited circumstances in which holders of the Series A Preferred Stock are entitled to a vote.
    When the depositary receives notice of any meeting at which the holders of the Series A Preferred Stock are entitled to vote, the depositary will send the information contained in the notice to the record holders of the depositary shares relating to the Series A Preferred Stock. Each record holder of the depositary shares on the record date, which will be the same date as the record date for the Series A Preferred Stock, may instruct the depositary to vote the amount of the Series A Preferred Stock represented by the holder’s depositary shares. To the extent possible, the depositary will vote the amount of the Series A Preferred Stock represented by depositary shares in accordance with the instructions it receives. We will agree to take all reasonable actions that the depositary determines are necessary to enable the depositary to vote as instructed. If the depositary does not receive specific instructions from the holders of any depositary shares representing the Series A Preferred Stock, it will not vote the amount of the Series A Preferred Stock represented by such depositary shares.
Amendment and Termination of Depositary Agreement

    We and the depositary at any time may amend the form of depositary receipt evidencing the depositary shares and any provision of the deposit agreement. However, any amendment which materially and adversely alters the rights of the holders of depositary shares will not be effective unless such amendment has been approved by the holders of at least a two-thirds majority of the depositary shares then outstanding. We or the depositary may terminate the deposit agreement only if all outstanding depositary shares have been redeemed, there has been a final distribution in respect of the preferred stock in connection with any liquidation, dissolution or winding up of Synchrony Financial and such distribution has been distributed to the holders of depositary receipts, or upon the consent of the holders of receipts representing not less than two-thirds of the depositary shares outstanding.

Exhibit 4.17
Charges of Depositary

    We will pay all transfer and other taxes and governmental charges arising solely from the existence of the depositary arrangements. We will pay charges of the depositary in connection with the initial deposit of the preferred stock and any redemption of the preferred stock. Holders of depositary receipts will pay other transfer and other taxes and governmental charges and such other charges as are expressly provided in the deposit agreement to be for their accounts.
Rights of Holders of Receipts to Inspect the Transfer Books of the Depositary
The depositary will keep a receipt register at the depositary’s office for the registration of depositary receipts and transfers of depositary receipts during business hours at the office of the depositary’s agents for inspection by the holders.
Miscellaneous
The depositary shall furnish to holders of receipts any reports and communications received from the us which is received by the depositary and which Synchrony Financial is required to furnish to the holders of the Series A Preferred Stock.
Under the terms of the deposit agreement, the depositary will treat the persons in whose names the depositary shares, including the depositary receipts, are registered as the owners of such securities for the purpose of receiving payments and for all other purposes. Consequently, neither we, nor any depositary, nor any agent of us or any such depositary will have any responsibility or liability for any aspect of the records relating to, or payments made on account of, beneficial ownership interests in the depositary receipts, for maintaining, supervising or reviewing any records relating to such beneficial ownership interests. Neither the depositary nor any depositary’s agent, nor any registrar, transfer Agent, redemption agent or dividend disbursing agent nor Synchrony Financial shall be liable for any action or any failure to act by it in reliance upon the written advice of legal counsel or accountants, or information from any person presenting Series A Preferred Stock for deposit, any Holder of a Receipt or any other person believed by it in good faith to be competent to give such information. The depositary, any depositary’s agent, registrar, transfer agent, redemption agent or dividend disbursing agent and Synchrony Financial may each rely and shall each be protected in acting upon or omitting to act upon any written notice, request, direction or other document believed by it to be genuine and to have been signed or presented by the proper party or parties.